W&T Offshore, Inc.

5718 Westheimer Road, Suite 700

Houston, Texas  77057

October 21, 2021

Via EDGAR

Arthur Tornabene-Zalas

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:        Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-260248) of W&T Offshore, Inc. and its subsidiary co-registrants named therein (the “Registration Statement”).

Dear Mr. Tornabene-Zalas:

On behalf of W&T Offshore, Inc. and its subsidiary co-registrants named in the Registration Statement pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on October 25, 2021, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T OFFSHORE, INC.

By:	/s/ Shahid A. Ghauri
Name:	Shahid A. Ghauri
Title:	Vice President, General Counsel and Corporate Secretary